Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112 www.hp.com

March 25, 2011

VIA EDGAR

Ms. Melissa Kindelan
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      Hewlett-Packard Company
            Form 10-K for the Fiscal Year Ended October 31, 2010
Filed December 15, 2010
File No. 001-04423

David Ritenour Vice President and Associate General Counsel (650) 857-3059 Tel (650) 857-4837 Fax david.ritenour@hp.com
Dear Ms. Kindelan:

Thank you for your letter dated March 8, 2011 with regard to the above-referenced filing.  As you and I have discussed, we plan to respond to the Staff’s comments no later than March 31, 2011.

Please feel free to contact me at (650) 857-3059 if you have any questions about this letter.

Very truly yours,

/s/ David Ritenour

David Ritenour